UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

VALMONT INDUSTRIES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

920253101
(CUSIP Number)

David L. Hefflinger
McGrath North Mullin & Kratz, PC LLO
Suite 3700 First National Tower
1601 Dodge Street
Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2011
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 920253101	13D	Page 2 of 5 Pages

1.	Name of Reporting Person

Robert B. Daugherty Charitable Foundation

2.	Check the Appropriate Box if a Member of a Group

/ /	(a)	/ /	(b)

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

/  /

6.	Citizenship or Place of Organization

USA

7. Sole Voting Power

3,243,568 Shares
Number of
Shares	8. Shared Voting Power
Beneficially
Owned by	0
Reporting
Person	9. Sole Dispositive Power
With
3,243,568 Shares

10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,243,568 Shares

12.	Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares

/ /

13.	Percent of Class Represented by Amount in Row 11

12.32%

14.	Type of Reporting Person

OO

CUSIP NO. 920253101	13D	Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D is filed by the Robert B. Daugherty Charitable Foundation and relates to the certain shares of common stock (the “Shares”) of Valmont Industries, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is One Valmont Plaza, Omaha, Nebraska 68154.

ITEM 2.  IDENTITY AND BACKGROUND.

(a), (b), (c) and (f)  The Reporting Person filing this statement is Robert B. Daugherty Charitable Foundation, a not for profit Private Foundation organized as a trust under the laws of Nebraska and qualified as a 501(c)(3) organization (the “Reporting Person”).

The Trustees of the Reporting Person are:

J. Timothy Daugherty, Executive Director of The Robert B. Daugherty Charitable Foundation

Frank J. Daugherty, management consultant, 3616 S. 149th Street,
Omaha, Nebraska 68144

Robert Brian Daugherty, Chief Executive Officer, Triple Crown Nutrition, Inc.,
319 Barry Avenue South, Wayzata, Minnesota 55391

Mogens C. Bay, Chairman and Chief Executive Officer of Valmont Industries, Inc.,
One Valmont Plaza, Omaha, Nebraska 68154

Kenneth E. Stinson, Chairman of Peter Kiewit Sons’, Inc., 3555 Farnam Street,
Omaha, Nebraska 68131

The business address for the Reporting Person is One Valmont Plaza, Suite 202, Omaha, Nebraska 68154.

(d)  Neither the Reporting Person nor any Trustee or Executive Director of the Reporting Person has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person holds 3,243,568 Shares.  The Shares were transferred to the Foundation from the Robert B. Daugherty Revocable Trust without consideration pursuant to the terms of such trust.  Robert B. Daugherty died November 24, 2010.

ITEM 4.  PURPOSE OF THE TRANSACTION.

The Reporting Person is a 501(c)(3) charitable foundation and received the Shares for investment purposes.  Currently, the Reporting Person does not contemplate acquiring, by purchase, additional shares of the Issuer.  Currently, the Reporting Person has no plans or proposals that relate to, or that would result in (i) an

CUSIP NO. 920253101	13D	Page 4 of 5 Pages

extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) a material change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (ix) any action similar to those enumerated in (i) through (viii) herein.

Notwithstanding the above, depending on various factors, the Reporting Person may in the future dispose of some or all of the Shares beneficially owned by it.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)  The Reporting Person may be deemed to beneficially own, in the aggregate, 3,243,568 Shares, representing approximately 12.32% of the Issuer’s outstanding Shares (based upon the 26,320,671 Shares stated to be outstanding as of February 10, 2011, by the Issuer in the Issuer’s Form 10-K for the year ended December 25, 2010, filed with the Securities and Exchange Commission on February 23, 2011).

(b)  The Reporting Person by decision of four or more of its Trustees has sole dispositive power with regard to 3,243,568 Shares; the Reporting Person by majority decision of Mogens Bay, Ken Stinson, and J. Timothy Daugherty has sole voting power with regard to the Shares.

(c)  The Reporting Person received from the Robert B. Daugherty Revocable Trust 2,993,568 Shares on March 16, 2011 and 250,000 Shares on March 23, 2011.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP NO. 920253101	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  March 25, 2011

/s/ John K. Wilson

Name: John K. Wilson
Deputy Executive Director
Robert B. Daugherty Charitable Foundation